AKBANK

RECEIVED
2005 JAN -4 P 3:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

05005055

13.12.2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A. Cenk Goksan
Investor Relations
Department Head

F. Sehsuvar Aladag
Investor Relations
Manager

Enclosures;

New Turkish Lira announcement

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

6115-7/2003 (299)

LNDOCS01/383038.1

Sabancı Center 4. Levent 34330 İstanbul Tel: (0212) 270 26 66 - 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43

To the Investment Community;

Please kindly be informed that starting from January 1st 2005 the new currency unit of the Republic of Turkey will be the New Turkish Lira (TRY) and 1 TRY will be the equivalent to one million Turkish Lira (1,000,000 TRL). With this regard, the law, no 5083, has been issued on The Official Gazette with the Number 25363, dated 31 January 2004.

According to the 1st Article of the Law, the currency unit of the Republic of Turkey will be the New Turkish Lira (YTL in domestic, TRY in international markets), as of January 1st 2005, and one hundredth of the New Turkish Lira will be the New Kuruş.

According to the 2nd Article of the Law; when the Turkish Lira (TRL) values are converted into New Turkish Lira; one million Turkish Lira (1,000,000 TRL) will be equal to one New Turkish Lira (1 TRY).

According to the 3rd Article of the Law; the references made to Turkish Lira or Lira in laws, other legislation, administrative transactions, court decisions, legal transactions, negotiable instruments and other documents that produce legal effects as well as payment and exchange instruments will be considered to have been made to New Turkish Lira at the conversion rate specified above.

Due to the regulations of the given Law, all the recorded amounts in our bank will be converted from TRL to TRY and all the accounting records will be in TRY, as of January 1st 2005.

Furthermore, current TRL banknotes and coins will be in circulation between January 1st 2005 and December 31st 2005 concurrently with TRY banknotes and coins to be issued. TRL banknotes and coins will be withdrawn from circulation as of January 1st, 2006.

Consequently, the TRY conversion will have impacts on the Istanbul Stock Exchange.

In the current system the price dissemination is for the market price of a stock of 1,000 Turkish Lira (TRL) nominal value. In other words for a share with a nominal value of 1,000 TRL, the price is disseminated for a single share.

Price levels of the shares of the companies listed in the ISE are given below:

- 3 companies above TRL 1,000,000
- 4 companies between TRL 100,000 - TRL 1,000,000
- 35 companies between TRL 10,000 - TRL 100,000
- 239 companies between TRL 1,000 - TRL 10,000
- 20 companies below TRL 1,000

As it can be seen there would be problems if 6 zeros were to be dropped from the current prices in terms of understanding and following these prices since there would be too many digits. That's why after the conversion the price will be disseminated for the 1 New Turkish Lira (TRY) nominal value i.e. for 1,000 shares if the nominal value of the share is TRL 1,000 and for 2,000 shares if the nominal value is TRL 500.

Two digits will be added to represent New Kuruş in the system.

Price Ticks

The price tick levels have been modified according to the new dissemination methodology.

The current and the new price tick levels are given below.

	Stock Price Ranges TRL	Stock Price Ranges TRY	Price Ticks TRL	Price Ticks TRY
	10-2,500	0.01 - 2.50	10	0.01
	2,525-5,000	2.52 – 5.00	25	0.02
Akbank	**5,050-10,000**	**5.05 – 10.00**	**50**	**0.05**
	10,100-25,000	10.10 – 25.00	100	0.10
	25,250-50,000	25.25 – 50.00	250	0.25
	50,500-100,000	50.50 – 100.00	500	0.50
	101,000-250,000	101.00 – 250.00	1,000	1.00
	252,500-500,000	252.50 – 500.00	2,500	2.50
	505,000 and above	505.00 and above	5,000	5.00

As it can be seen from the table the only material change related with the price tick is for the price level of TRL 2,525- TRL 5,000. After the conversion, for that price level the price tick will be 2 New Kuruş (0.02 YTL) which is now TRL 25. For the adaptation of investors to this change, the price tick level which was TRL 25 has been changed to TRL 20 beginning from 1st October 2004.

• Trading Unit

Current arrangements for the equality of "TL 1,000,000 nominal = 1000 unit = 1 lot" will be changed in accordance with the equality "TRY 1 nominal = 1 unit = 1 lot"

Current 1 lot = 1,000 shares = TRL 1,000,000 (nominal)
New 1 lot = 1 unit = TRY 1 (nominal)

Here, ISE used the term "unit" to show that after the beginning of 2005, one unit will be the bundle of shares with a par value of 1 New Turkish Lira for the Stock Exchange transactions. This "unit" may contain 2000, 1000, 400, 200 etc. shares depending on the par value of the specific share. There are some examples in the below table:

Current Par Value	Current Dissemination Unit	Current Market Price	Par Value After The Conversion	Dissemination Unit After The Conversion	Market Price After Conversion
TRL 1000	1 share	TRL 850	TRY 0.001	1000 shares (TRY 1 = 1 lot)	TRY 0.85
TRL 1000	1 share	TRL 4,550	TRY 0.001	1000 shares (TRY 1 = 1 lot)	TRY 4.55
TRL 500	2 share	TRL 350	TRY 0.0005	2000 shares (TRY 1 = 1 lot)	TRY 0.35
TRL 500	2 share	TRL 5,350	TRY 0.0005	2000 shares (TRY 1 = 1 lot)	TRY 5.35

Here, it should be noted that, legally there is no change in the number of outstanding shares of the firm. The equality of 1 TRY = 1 unit is valid only for the transactions in the Istanbul Stock Exchange and legally all the rights of the shares are protected. More specifically, in legal terms the number of the outstanding shares of a firm will not change after the New Turkish Lira Conversion. An example is given below:

Paid in capital = # of outstanding shares x nominal value

Current Situation : TRL 100,000,000 = 100,000 shares x TRL 1,000
After Conversion : TRY 100 = 100,000 shares x TRY 0.001

The nominal values of the shares can be denominated as 0,1 New Kuruş and they will all have the same rights as today. However, in an environment where the minimum currency unit is 1 New Kuruş, if the nominal values of the shares are denominated as 0,1 New Kuruş, there will be operational difficulties and confusion in measurement of those shares especially for capital issues, dividends and pre-emptive rights.

Accordingly the minimum nominal value stated in the Turkish Commercial Code will be raised to 1 New Kuruş which is today equals to 10.000 TL. The draft law envisages a transition period up to 2009 for the firms for the adjustment. The companies will be able to increase the nominal values of their shares and call for their shareholders to complement their shares to the value of 1 New Kuruş. For example 10 shares of 0,1 New Kuruş that a shareholder has will be converted into 1 share of 1 New Kuruş. The draft envisages for those shares which are not complement to the value of 1 New Kuruş to be converted into fraction payout certificates. The board of directors of the companies is responsible for this operation.

The information and opinions contained in this document have been compiled or arrived at by Akbank from sources believed to be reliable and in good faith, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness or correctness. Further details may be reached from the website of the Central Bank of Turkish Republic, www.tcmb.gov.tr, or www.ytl.gen.tr, a general website of the public authorities for TRY project.